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                                                                    EXHIBIT 99.1
                                                           [English Translation]

                                                            Corporate Disclosure

                                                                  March 26, 2004

                              HANARO TELECOM, INC.

              RESOLUTIONS OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

1.   Approval of financial statements for the fiscal year 2003

     -        Total assets:                      KRW 3,381,922 million

     -        Total liabilities:                 KRW 1,623,567 million

     -        Paid-in-Capital:                   KRW 2,310,675 million

     -        Total shareholders' equity:        KRW 1,758,355 million

     -        Revenue:                           KRW 1,375,335 million

     -        Loss before income taxes:          - KRW 165,335 million

     -        Net loss:                          - KRW 165,335 million

     -        Loss per share:                    - KRW 515

     -        Opinion of external auditor:       As per audit report.

2.   Dividends

     -        Dividend payment per share: none

     -        Total dividend amount: none

3.   Directors

     -        Re-appointment of existing directors (1 person)

           -      Byung-Moo Park (Member of Audit Committee)

     -        Appointment of new directors (3 persons)

           -      Varun Bery (Outside Director)

           -      Min-Lae Cho (Outside Director)

           -      Byung-Moo Park (Outside Director)

     -        Status of outside directors

           -        Total number of registered directors: 11 persons

           -        Total number of outside directors: 6 persons

           -        Ratio of outside directors to total directors: 54.5%

     -        Auditor: standing n/a; non-standing n/a

     -        Audit committee consists of 3 outside directors

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4.   Other resolutions

     - Item 1. Approval of Balance Sheet and Statements of Operations for the fiscal year 2003

           -  Approved as proposed

     - Item 2. Approval of Statements of Disposition of Deficit for the fiscal year 2003

           -        Approved as proposed

     -        Item 3. Approval of the grant of stock option rights

           -        Withdrawn

     - Item 4. Approval of maximum amount of remuneration for directors for year 2004 (KRW2 billion)

           -        Approved as proposed

     - Item 5. Amendments of the regulation for officers' severance payment

           -        Approved as proposed

     -        Item 6. Amendments to the Articles of Incorporation

           -        Approved as proposed

     -        Item 7. Appointment of new directors (3 persons)

           -        Approved as proposed

5.   Date of Annual General Meeting of Shareholders: March 26, 2004

6.   Others

     - Item 3 relating to the approval of the grant of stock option rights was withdrawn at the request of the proposed grantees given the company's management situation.